UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 25, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 April 2019 entitled ‘VODAFONE ANNOUNCES EXPANDED NETWORK SHARING AGREEMENT WITH ORANGE IN SPAIN’

RNS: 0791X

Vodafone Group Plc

25 April 2019

VODAFONE ANNOUNCES EXPANDED NETWORK SHARING AGREEMENT WITH ORANGE IN SPAIN

•      Vodafone and Orange’s current active mobile network sharing agreement extended from towns of up to 25,000 people to cities with populations of up to 175,000, and now includes 5G sharing. 14,800 sites to be shared vs. 5,600 shared currently.

•      Vodafone able to offer fibre and convergent services to an additional 1 million households over the Orange FTTH network. Both companies to explore potential future co-investment to expand their fibre footprint.

•      Demonstrates further progress this year on the execution of Vodafone’s network sharing strategy, and builds on the recent announcements with Telefonica in the UK and Telecom Italia in Italy (which also include 5G sharing).

Vodafone and Orange have signed a new mobile and fixed network sharing agreement in Spain, which will strengthen their existing partnership and enable the faster deployment of 5G over a wider geographic area. The agreement establishes a more economically efficient investment model for future network deployment, is more environmentally sensitive and will bring the benefit of more rapid 5G adoption to the Spanish economy.

Under the agreement, Vodafone will be able to offer its customers broadband access and other fixed services on Orange’s fibre-to-the-home (FTTH) network. Both companies have also agreed to explore potential co-investment opportunities to expand their fibre footprint in the future.

Nick Read, Chief Executive of Vodafone, said, “Vodafone is committed to deliver the best gigabit networks. As we approach a 5G world, we have a window of opportunity to design networks with other operators who share our passion for quality and coverage. These network sharing agreements mean we can provide a better service to customers, help us to address coverage requirements faster and more efficiently and also reduce the industry’s environmental impact.”

Mobile broadband network agreement

The original network sharing agreement with Orange covering passive infrastructure nationwide and active infrastructure in smaller towns was signed in 2006, and was subsequently renewed in 2012 and in 2016. This new agreement builds on the strong relationship between the companies and, importantly, expands the scope of the partnership to include 5G. This will enable more customers to benefit from 5G’s new features — such as low latency and significantly higher speeds — as the shared network can be rolled out faster and more efficiently.

The terms of the new agreement allow active network sharing (including both the radio access network and high-speed backhaul) in cities with populations of up to 175,000 people, whereas the previous arrangement only enabled sharing in towns of between 1,000 and 25,000 people. Two thirds of the Spanish population will now be covered by Vodafone and Orange’s shared network agreement, with 14,800 sites expected to be shared vs. 5,600 shared today. The new agreement is expected to deliver cumulative opex and capex savings to Vodafone of at least €600 million over the next ten years.

Vodafone and Orange will continue to operate independent infrastructure in the biggest cities. Both companies will retain separate management of their spectrum rights, the management of their network performance, the control and functionality of their respective core networks, as well as the development of new products and services. This enables each company to maintain significant flexibility to meet the needs of their respective customers.

Fixed broadband network agreement

The new agreement expands Vodafone’s previous fibre-to-the-home wholesale arrangements on attractive economic and technical terms and Vodafone will be able to offer fibre and convergent services to an additional one million premises, expanding our overall NGN footprint in Spain to more than 23.0 million homes. Both companies have also agreed to explore future opportunities to expand their fibre footprint through fibre-to-the-home co-investment.

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For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 43 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 25, 2019	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary